Exhibit (a)(1)(B)
TO:        Employee Name

SUBJECT:    IMPORTANT NEWS: Launch of CME Option Exchange Program
DATE:        May 24, 2013
IMPORTANT NEWS
Included in this message are the details of our previously announced voluntary one-time option exchange program (the “Exchange Program”). The Exchange Program starts today and expires at 5:00 p.m., Central European Summer Time, on June 25, 2013 (the “Offering Period”).
SHOULD YOU CHOOSE TO PARTICIPATE IN THE EXCHANGE PROGRAM, YOU MUST TAKE ACTION AND COMPLETE BY 5:00 P.M., CENTRAL EUROPEAN TIME, ON JUNE 25, 2013
As an eligible participant, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units” as well as the other materials contained in the Tender Offer Statement on Schedule TO we filed with the Securities and Exchange Commission today (collectively, the “Offer Documents”). These materials and other relevant information are available on a special website we have created for eligible participants in the Exchange Program. These materials will help you to understand fully the risks and procedures associated with the Exchange Program and the terms and conditions of the Exchange Program.
EXCHANGE PROGRAM INFORMATION & WEBSITE
Below you will find a basic summary of the Exchange Program. Please continue to educate yourself about the Exchange Program by reviewing the information available on the Exchange Program website. If you choose to participate in the Exchange Program, we encourage you to do so through this website as well.
Access the CME Exchange Program website at: https://cme.equitybenefits.com.
Your login: XXXXX
Your password: XXXXX
This initial password was randomly generated for your first visit to the Exchange Program website. You will be required to choose a new password during your initial login.
ELIGIBILITY
Employees who hold options priced higher than $4.33, which represents an exercise price that is greater than 1.5 times the volume weighted average price for shares of CME's Class A common stock for the 30 trading days prior to the launch of the exchange program and are continuously employed by the Company (or one of its subsidiaries) through the completion date of the Exchange Program are eligible.
EXCHANGE DETAILS
OPTION-FOR-RSU EXCHANGE
Options will be exchanged for new RSUs covering a lesser number of shares than the options tendered for exchange, depending on the exercise price as follows:

Date of grant	Exercise price	Exchange Ratio (Options to RSUs)
May 3, 2004	$18.18	0.18%
October 1, 2004	$28.60	0.19%
November 18, 2004	$32.99	0.17%
June 2, 2005	$44.50	0.69%
December 21, 2005	$57.00	0.46%
June 8, 2006	$56.42	1.44%
December 14, 2006	$72.05	1.51%
December 5, 2007	$113.56	0.04%
December 16, 2008	$22.64	15.10%
May 15, 2009	$17.52	7.89%
July 30, 2009	$20.19	40.87%
March 1, 2010	$26.80	50.00%
March 16, 2010	$29.73	50.00%
June 15, 2010	$23.85	50.00%
September 14, 2010	$23.67	50.00%
January 3, 2011	$21.20	50.00%
May 16, 2011	$22.38	50.00%
We will not grant any fractional RSUs. Instead, the total number of RSUs that would be issued to an individual in exchange for their Eligible Options will be rounded up to the nearest whole number of RSUs that is divisible by three, as the RSUs will vest in three installments. For example, if you received a grant of 100 options on May 15, 2009 and you elect to exchange all of those options, you would be entitled to receive 9 RSUs (which is calculated by multiplying 100 by 0.0789, and rounding the resulting number (7.89) to the nearest whole number divisible by 3 (that is, 9)).
Some key features of the new equity awards to be received by those who participate in the Exchange Program will include:
•Type of award: RSUs or, if granting RSUs under the Exchange Program raises local regulatory, tax, accounting or administrative concerns, a form of award other than RSUs.

•Vesting period: The new RSUs will vest annually in three equal installments over a three-year period from the date of grant. Vesting is conditioned on your continued service with us or any of our subsidiaries through the corresponding vesting date.

•The Offering Period begins at 2:00 p.m. Central European Summer Time (8:00 a.m., New York time) on May 24, 2013 and ends at 5:00 p.m., Central European Summer Time (11:00 a.m., New York time), on June 25, 2013 unless we decide to extend the Offering Period.

•Employees who wish to participate in the Exchange Program may elect to do so during this window through the program website referenced above. We strongly encourage you to use the website to make your elections. However, if you are not able to submit your elections using the website, you must complete and sign a paper Election Form for all your Eligible Options and email your election form to optionexchange@cme.net with the subject line “Exchange Program - Election Form”. To obtain a prepared paper election form, please send a request to optionexchange@cme.net. Those electing to use these paper forms instead of the website also must submit all the necessary paperwork by 5:00 p.m., Central European Summer Time, on June 25, 2013. Failure to submit all the requisite paperwork before the deadline will mean that you will not be able to participate in the Exchange Program.

You may change your election at any time during the Offering Period. Your latest properly submitted election will be considered your sole valid election.
•Based on our expected timeline, employees can expect to receive any new RSUs in exchange for each eligible option tendered for exchange within a couple of weeks after the end of the Offering Period. This timing is subject to change, however, should we decide to extend the offering period beyond June 25, 2013.

MORE INFORMATION:
The Offering Period for this program begins today. There are many things to consider when deciding whether or not to participate in this program and we encourage you to carefully read the Offer Documents before deciding to participate. Please review the Exchange Program website for more information and instructions on how to elect to participate in the program, change a prior election or withdraw your election before the end of the Offering Period.
CME makes no recommendation as to whether you should participate in the Exchange Program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary before deciding whether to participate in this program.
If you have any questions about the Exchange Program, please contact optionexchange@cme.net.
Key legal disclosure
You should carefully read the information located on the Exchange Program website. You are encouraged to consult with your own outside legal, accounting, tax or financial advisors before you make any decisions regarding participating in the Exchange Program. Participating in the Exchange Program involves risks that will be discussed in the materials you will be provided. No one from CME or any other entity associated with CME is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.
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